UNITED STATES
SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

SpaceDev, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

846241107
(CUSIP Number)

Michael S. Emanuel, Esq.
c/o Loeb Partners Corporation
61 Broadway, New York, N.Y. 10006 (212) 483-7047
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240,13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.	846241107

1. Name of Reporting Person	Loeb Partners Corporation

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	-0-

8. Shared Voting Power	-0-

9. Sole Dispositive Power	-0-

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	-0-

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0%

14. Type of Reporting Person	BD, IA, CO

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CUSIP No.	846241107

1. Name of Reporting Person	Loeb Arbitrage Fund

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	New York
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	-0-

8. Shared Voting Power	-0-

9. Sole Dispositive Power	-0-

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	-0-

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0%

14. Type of Reporting Person	PN

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CUSIP No.	846241107

1. Name of Reporting Person	Loeb Offshore Fund Ltd.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	-0-

8. Shared Voting Power	-0-

9. Sole Dispositive Power	-0-

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	-0-

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0%

14. Type of Reporting Person	CO

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CUSIP No.	846241107

1. Name of Reporting Person	Loeb Arbitrage B Fund LP

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	-0-

8. Shared Voting Power	-0-

9. Sole Dispositive Power	-0-

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	-0-

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0%

14. Type of Reporting Person	PN

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CUSIP No.	846241107

1. Name of Reporting Person	Loeb Offshore B Fund Ltd.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	-0-

8. Shared Voting Power	-0-

9. Sole Dispositive Power	-0-

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	-0-

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0%

14. Type of Reporting Person	CO

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CUSIP No.	846241107

1. Name of Reporting Person	Loeb Marathon Fund LP

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	-0-

8. Shared Voting Power	-0-

9. Sole Dispositive Power	-0-

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	-0-

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0%

14. Type of Reporting Person	CO

032080.0003 EAST 7937446 v5

CUSIP No.	846241107

1. Name of Reporting Person	Loeb Marathon Offshore Fund, Ltd.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	-0-

8. Shared Voting Power	-0-

9. Sole Dispositive Power	-0-

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	-0-

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0%

14. Type of Reporting Person	CO

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Item 1.	Security and Issuer

The title and class of equity security to which this Statement relates is the common stock, $0.01 par value per share (the “Common Stock”), of SpaceDev, Inc (the “Issuer”). This Amendment No. 3 amends the Schedule 13D (Amendment No. 2) filed on February 21, 2008 (the “Prior Statement”). The address of the Issuer’s principal executive offices is 13855 Stowe Drive, Poway, California 92064.

Item 2.	Identity and Background

All entities referenced herein are located at 61 Broadway, New York, New York 10006 and are investment partnerships or investment advisors. Loeb Arbitrage Fund (“LAF”) is a New York limited partnership. Loeb Marathon Fund LP (“LMF”) and Loeb Arbitrage B Fund LP (“LAFB”) are each a Delaware limited partnership. Loeb Arbitrage Management LLC (“LAM”), a Delaware limited liability company and registered investment adviser, is the investment manager of LAF, LMF, and LAFB. LAM’s President and Chief Operating Officer is Robert E. Enslein, Jr. The other officers include Thomas L. Kempner, Chairman of the Board; Gideon J. King, Chief Executive Officer; Michael S. Emanuel, Senior Vice President and Secretary; and David S. Hampson, Chief Financial Officer. Loeb Offshore Fund, Ltd. (“LOF”), Loeb Marathon Offshore Fund, Ltd. (“LMOF”) and Loeb Offshore B Fund, Ltd. (“LOFB”), are each a Cayman Islands exempted company. Loeb Offshore Management, LLC (“LOM”) is a Delaware limited liability company, a registered investment adviser and is wholly owned by Loeb Holding Corporation. It is the investment adviser of LOF, LMOF and LOFB. Gideon J. King and Thomas L. Kempner are Directors of LOF, LMOF and LOFB and Managers of LOM. LAM and LOM jointly do business as Loeb Capital Management. Loeb Partners Corporation (“LPC”) is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President, Chief Executive Officer and a director. Loeb Holding Corporation (“LHC”), a Maryland corporation, is the sole stockholder of LAM, LPC and LOM. Thomas L. Kempner is the President, Chief Executive Officer, director and majority stockholder of LHC. Bruce L. Lev, Norman N. Mintz and Peter A. Tcherepnine are also directors. All of the individuals named in this Item 2 are United States citizens. None of the entities or individuals named in this Item 2 have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

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Item 3.	Source and Amount of Funds or Other Compensation

Not applicable.

Item 4.	Purpose of Transaction

All reported transactions were effected pursuant to the Form 15-12G filed by the Issuer on December 16, 2008.

Item 5.	Interest in Securities of the Issuer

(a)	The persons reporting hereby own the following shares of Common Stock as of December 18, 2008.

	Shares of Common Stock	Voting Power		Dispositive Power
		Sole	Shared	Sole	Shared
Loeb Arbitrage Fund	-0-	-0-	-0-	-0-	-0-
Loeb Partners Corporation**	-0-	-0-	-0-	-0-	-0-
Loeb Offshore Fund Ltd.	-0-	-0-	-0-	-0-	-0-
Loeb Arbitrage B Fund LP	-0-	-0-	-0-	-0-	-0-
Loeb Offshore B Fund Ltd.	-0-	-0-	-0-	-0-	-0-
Loeb Marathon Fund, LP	-0-	-0-	-0-	-0-	-0-
Loeb Marathon Offshore Fund, Ltd.	-0-	-0-	-0-	-0-	-0-

Total	0

The total shares of Common Stock constitute 0% of the 0 outstanding shares of Common Stock (based on the number of shares of Common Stock issued and outstanding as disclosed in the Issuer’s Securities registration termination on Form 15-12G filed on December 16, 2008).

**Including shares of Common Stock purchased for the accounts of customers of Loeb Partners Corporation as to which it has investment discretion.

(b)	See paragraph (a) above.

(c)	The following disposition to the Issuer has been made in the past sixty (60) days:
Sales of Common Stock

	Date	Shares	Average Price
Loeb Partners Corporation	12/18/2008	-154,326	0.7266

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	Date	Shares	Average Price
Loeb Arbitrage Fund	12/18/2008	-1,630,686	0.7266

	Date	Shares	Average Price
Loeb Offshore Fund	12/18/2008	-356,363	0.7266

	Date	Shares	Average Price
Loeb Arbitrage B Fund LP	12/18/2008	-506,822	0.7266

	Date	Shares	Average Price
Loeb Offshore B Fund Ltd.	12/18/2008	-158,803	0.7266

	Date	Shares	Average Price
Loeb Marathon Fund, LP	12/18/2008	-1,190,331	0.7266

	Date	Shares	Average Price
Loeb Marathon Offshore Fund, Ltd.	12/18/2008	-794,969	0.7266

_____________________

All reported transactions were effected pursuant to the Form 15-12G filed by the Issuer on December 16, 2008.

(d)	Not Applicable.

(e)	Not Applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to the Issuer.

To the best knowledge of Loeb there are no outstanding contracts, arrangements, understandings or relationships (legal or otherwise) between Loeb and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

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Item 7.	Materials to be Filed as Exhibits.

None.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOEB PARTNERS CORPORATION

Date: December 23, 2008	By:_ /s/ Michael S. Emanuel
Michael S. Emanuel
Senior Vice President

LOEB ARBITRAGE FUND
By: LOEB ARBITRAGE MANAGEMENT, INC., G.P.

Date: December 23, 2008	By:_ /s/ Michael S. Emanuel
Michael S. Emanuel
Senior Vice President

LOEB OFFSHORE FUND LTD.

Date: December 23, 2008	By:_ /s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB ARBITRAGE B FUND LP
By: LOEB ARBITRAGE B MANAGEMENT, LLC, G.P.

Date: December 23, 2008	By:_ /s/ Michael S. Emanuel
Michael S. Emanuel
Senior Vice President

LOEB OFFSHORE B FUND LTD.

Date: December 23, 2008	By:_ /s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

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LOEB MARATHON FUND LP
By: LOEB ARBITRAGE MANAGEMENT, INC., G.P.

Date: December 23, 2008	By:_ /s/ Michael S. Emanuel
Michael S. Emanuel
Senior Vice President

LOEB MARATHON OFFSHORE FUND, LTD.

Date: December 23, 2008	By:_ /s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

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